SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/21/13


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein, Andrew Dakos and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
838,882

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
838,882
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
838,882

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.80%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed September 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
Letter sent to Company's Secretary. See  attached Exhibit A


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on August 9, 2012 there were 8,556,480 shares of common stock outstanding as of 06/30/2012. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Brooklyn Capital Management, LLC (BCM), a registered investment advisor. As of May 21, 2013, BCM is deemed to be the beneficial owner of 838,882 by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 838,882 shares of SVVC include 388,787 shares (representing 4.54% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors). Bulldog Investors and
Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 838,882 shares of SVVC beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of BCM who are not members of any group. The total number of these "non-group" shares is 450,095 shares (representing 5.26% of SVVC's outstanding shares).


c) Subsequent to the last filing on 4/15/13 the following shares of SVVC were purchased:

Date:		        Shares:		Price:
04/15/13		7,832		18.7240
04/17/13		2,620		18.6300





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/29/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels


Exhibit A:

Full Value Partners L.P.,
250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097
// pgoldstein@bulldoginvestors.com


April 22, 2013

Kelvin Leung
Secretary
Firsthand Technology Value Fund, Inc.
150 Almaden Boulevard
Suite 1250
San Jose, CA 95113

Dear Mr. Leung:

	Full Value Partners L.P., a member of the Bulldog Investors group that filed a Schedule 13D/A on April 15, 2013, is the beneficial owner of shares in Firsthand Technology Value Fund, Inc. (the "Fund") valued in excess of $2,000 and has held these shares for over 12 months.
A verification letter from Wells Fargo Prime Services, LLC is enclosed. We intend to continue to hold our shares through the next meeting of stockholders (after the May 23, 2013 annual meeting).

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

***

RESOLVED: The Investment Management Agreement between the Fund and Firsthand Capital Management, Inc., (FCM) shall be terminated as soon as possible.

SUPPORTING STATEMENT
FCM is controlled by Kevin Landis. For managing the Fund, FCM is paid 2% per annum of its gross assets plus 20% of any net realized capital gains. Since the Fund has assets of about $200 million, FCM receives about
$4 million per annum just for showing up. That is extraordinarily high compensation for managing a closed-end investment fund. We are not at all opposed to generously compensating a manager who has demonstrated outstanding long-term performance. In a recent Barron's interview, Leon Cooperman, whose $8.5 billion hedge fund has returned more than 14% (net) per annum to investors over more than two decades, put it this way: "If you are paying somebody two and 20, as opposed to 1%, you basically have a right to expect more from that person." We agree.

By contrast, Mr. Landis' long-term performance can only be described as abysmal. As an open-end fund, in the first quarter of 2000, the Fund's
NAV peaked at about $135 per share. By April 2011, when it was converted to a closed-end fund, its NAV had fallen to about $27 per share. That is a decline of 80% in shareholder value over a period of eleven years.
Nor have those shareholders who held on to their shares since April 2011 in hopes of improved performance, fared any better. Over the next two years, the market price of their shares fell another 30% while tech stocks generally performed very well!

We don't think Mr. Cooperman would approve of Mr. Landis' compensation.
To put it bluntly, there are some people who should not be managing other people's money -- and Kevin Landis has demonstrated that he is one of those people. There is simply no way to spin the numbers and conclude that his performance has been anything but disastrous for shareholders.

We find it inexplicable that the board has not already terminated his firm's management agreement. That is why we are urging shareholders themselves to vote to terminate it. Then, the board can hire a new manager that has a track record of making money for investors, rather than losing money. Trust me, there are plenty of good investment managers that would love to manage the Fund and would do so for a much lower fee than FCM is paid.

In sum, we believe the buck stops with Kevin Landis. His horrendous long term performance is intolerable as is his lavish compensation. In our view, the best way to turn the Fund around is to replace FCM with a manager that has demonstrated an ability to make money for investors over the long term. That can be done very quickly.

Please take this opportunity to vote for this proposal.

Very truly yours,
/s/ Phillip Goldstein
Phillip Goldstein
Principal